Exhibit 99.51

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Corporation

Rio Alto Mining Limited (the “Corporation”)
Suite 810, 706 - 7 Avenue S.W.
Calgary, Alberta T2P 0Z1

2.	Date of Material Change

The material change occurred on July 20, 2010.

3.	News Release

Press release was disseminated on July 21, 2010 via Marketwire.

4.	Summary of Material Change

The Corporation has received from the General Bureau of Environmental Affairs (“DGAA”) of the Ministry of Energy and Mines (“MEM”) of Peru Directoral Resolution N° 234-2010-MEM/AAM dated July 20, 2010, by which it approves the Environmental Impact Study (“EIA”) of the La Arena Project.

5.	Full Description of Material Change

5.1 Full Description of Material Change

The Corporation has received from the General Bureau of Environmental Affairs (“DGAA”) of the Ministry of Energy and Mines (“MEM”) of Peru Directoral Resolution N° 234-2010-MEM/AAM dated July 20, 2010, by which it approves the Environmental Impact Study (“EIA”) of the La Arena Project..

The approval of the EIA for La Arena marks the completion of an extensive regulatory process that started in July 20, 2009, when the Corporation conducted the first of four information workshops in the community of La Arena and other surrounding communities within the area of influence of the Project, which concluded with the formal filing of the 10-volume EIA with the DGAA on September 16, 2009. During the review process of the EIA the Corporation received observations from the MEM, the Ministry of Agriculture (“INRENA”), the National Water Authority (“ANA”), the Local Water Authority (“ALA”) of Huamachuco, and the National Archaeological Institute (“INC”). All the observations were resolved by the Corporation during an 8-month period that ended in late May, 2010.

The Corporation commenced the permitting procedures for construction and other related authorizations from the relevant authorities, which will be filed during July with the General Bureau of Mining (“DGM”) of the MEM.

5.2 Disclosure for Restructuring Transactions

N/A

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

The name and business number of the executive officer of Rio Alto Mining Limited who is knowledgeable about the material change and this report is:

Feisal Somji – Vice President Corporate Development & Director
Telephone: (403) 236-5089

9.	Date of Report

July 21, 2010.